FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of AUGUST, 2006

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. BC FORM 53-901F, Material Change Report,

2.

Madison Minerals Inc. News Release Dated August 16, 2006,

3.

Madison Minerals Inc. BC FORM 53-901F, Material Change Report,

4.

Madison Minerals Inc. News Release Dated August 17, 2006,

5.

Madison Minerals Inc. News Release Dated August 29, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: September 8, 2006

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

September 8, 2006

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

August 16, 2006

Item 3.

Press Release

August 16, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Further drilling at Mt. Kare expands gold mineralization.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 18th day of August 2006.

MADISON MINERALS INC.

By:

“Chet Idziszek”

President

(Official Capacity)

Chet Idziszek

(Please print here name of individual

 whose signature appears above.)

MADISON Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC. Tel: (604) 331-8772 Fax: (604) 331-8773 E-mail: info@madisonminerals.com

August 16, 2006	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

FURTHER DRILLING AT MT. KARE EXPANDS GOLD MINERALIZATION

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has been advised by Buffalo Gold Ltd. (“Buffalo”) that further drilling at Mt. Kare has expanded gold mineralization and that a third drill rig is being brought onto the property.  In a release issued today, Buffalo reported:

•

33.4 metres of 15.7 g/t gold in hole MK06-09A, including:

19.3 metres of 24.32 g/t gold

•

86.0 metres of 4.2 g/t gold in hole MK06-43, including:

58.3 metres of 5.83 g/t gold

•

122.0 metres of 2.4 g/t gold in hole MK06-49, including:

69.0 metres of 3.13 g/t gold

A summary of drill intersections can be found below in Table 1.

The drilling results indicate that the structural block hosting the gold mineralization becomes more cohesive, and of higher grade to the north.  This has lead to subdivision of the Western Roscoelite Zone (WRZ) into north and south components referred to as the North-Western Roscoelite Zone (NWRZ) and South-Western Roscoelite Zone (SWRZ) respectively.  The northern area has only been sparsely drilled in the past.  Additional drill holes in this area have been completed and are awaiting assays.

“We are thrilled with these outstanding results and the progress of the program to date,” commented Buffalo Chairman and CEO Damien Reynolds.  “We believe that on-going drilling will continue to enhance the emerging picture of a world class deposit at Mt. Kare.”

Additional drill holes planned in this new zone to test the extents of mineralization.  A third drill rig is being brought to the property to accelerate the exploration program.

Buffalo plans to use the results of drilling in the recalculation of the resource at Mt. Kare and as part of the pre-feasibility study scheduled for completion in July 2007.  The remaining drill program and concurrent work for the planned pre-feasibility study is continuing on schedule and Buffalo is pleased with the results of the program to date.   A map showing planned and completed drill hole locations can be viewed on the Mt. Kare page of Buffalo’s website, www.buffalogold.ca .

Table 1. Summary of Mt. Kare Drill Hole Intersections from June 20 to August 9, 2006
Drill Hole No.*	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK06-07	No significant intersections
MK06-09A**	17.8	36.1	18.3	4.77	Pending
	44.7	78.0	33.3	15.71	Pending
including	44.7	64.0	19.3	24.32	Pending
MK06-12	3.5	23.0	19.5	0.95	43.91
MK06-17	15.0	45.9	30.9	3.87	4.59
MK06-18	48.0	70.0	22.0	2.00	5.61
	202.0	207.9	5.9	2.53	25.51
MK06-20	142.0	175.0	33.0	0.42	0.85
MK06-23A**	1.5	21.0	19.5	2.38	14.54
MK06-25	11.0	48.0	37.0	2.51	2.87
	129.0	164.5	35.5	3.78	5.87
MK06-33	No significant intersections
MK06-41	1.5	12.0	10.5	0.50	Pending
MK06-43	19.0	105.0	86.0	4.23	Pending
Including	46.7	105.0	58.3	5.83	Pending
MK06-49	0.0	122.0	122.0	2.36	Pending
Including	29.0	98.0	69.0	3.13	Pending
MK06-61	63.0	82.0	19.0	2.02	28.80
*Holes are not drilled in numerical or sequential order. **Redrilled hole – original abandoned.

True widths from the drill intersections have not yet been estimated.  All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Mr. Brian McEwen, PGeol., President and COO, Buffalo Gold, is the qualified person for the Mt. Kare project and has approved the contents of this news release.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY USES CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000-29250. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

August 17, 2006

Item 3.

Press Release

August 17, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Reverse circulation drill program begins at Lewis Property, Nevada.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 18th day of August 2006.

MADISON MINERALS INC.

By:

“Chet Idziszek”

President

(Official Capacity)

Chet Idziszek

(Please print here name of individual

 whose signature appears above.)

MADISON Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC. Tel: (604) 331-8772 Fax: (604) 331-8773 E-mail: info@madisonminerals.com

August 17, 2006	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

REVERSE CIRCULATION DRILL PROGRAM BEGINS

AT LEWIS PROPERTY, NEVADA

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that the reverse circulation drilling program totalling a minimum of 22,000 feet in 40 drill holes is now underway at its Lewis Property in Lander County, Nevada.   The Lewis Property is strategically located within the Battle Mountain Mineral Belt, immediately adjacent to the north and northwest of Newmont Mining Corporation’s Phoenix-Fortitude operating mine Property.

Previous exploration on the Lewis Property has successfully outlined a geological environment identical to that underlying the contiguous Phoenix-Fortitude Property, including a direct on-strike extension of the hosting stratigraphy, controlling structures and mineralizing styles.   Previously announced results from Madison’s earlier drilling programs include: 0.514 oz/t gold over 105.0 feet (MAD-5), 0.065 oz/t gold over 280.0 feet (MAD-18), 0.101 oz/t gold over 225.0 feet (MAD-20) and 0.152 oz/t gold over 45.0 feet (MAD-32).

Madison’s drill hole MAD-32, its southernmost hole, is located 300 feet from the Phoenix-Fortitude Property.   In addition to the 0.152 oz/t gold over 45.0 foot interval noted above, this hole returned a second deeper interval of 0.039 oz/t gold over 135.0 feet.   Approximately 300 feet to the north of MAD-32, Madison’s drill hole MAD-5 returned 0.514 oz/t gold over a 105.0-foot interval.   Madison plans considerable additional drilling on trend with these previous successful intersections right up to the common Lewis and Phoenix-Fortitude Property boundary.   In addition, the current program includes a series of both infill and step-out holes designed to allow for an initial preliminary mineral resource to be calculated.

Madison is the operator of the Phoenix Joint Venture, which is comprised of Madison as to a 60% interest and Great American Minerals, Inc as to a 40% interest.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com and specifically Madison’s News Release of December 16, 2003 which provides a comprehensive summary of the Lewis Property specifically.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY USES CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000-29250. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

MADISON Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC. Tel: (604) 331-8772 Fax: (604) 331-8773 E-mail: info@madisonminerals.com

August 29, 2006	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

DRILL RESULTS FROM MT. KARE IN PNG

DRILLING UPDATE FOR THE PHOENIX JV PROPERTY IN NEVADA

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has been advised by Buffalo Gold Ltd. (“Buffalo”) of additional drilling results from Buffalo’s 2006 exploration program on Madison’s Mt. Kare Property in Papua New Guinea.  In a release issued today, Buffalo reported:

“Highlights of the drill results include:

•

49.0 metres of 10.4 g/t gold in hole MK06-50

▪

Including 8.0 meters of 29.2 g/t gold

•

79.1 metres of 3.0 g/t gold in hole MK06-52

•

40.0 metres of 15.3 g/t gold in hole MK06-53

▪

Including 24.0 metres 24.0 g/t gold

•

26.6 metres of 3.7 g/t gold in hole MK06-56

      (Hole abandoned while still in mineralization)

A summary of drill intersections can be found below in Table 1.

Damien Reynolds, CEO, Buffalo Gold commented, “We continue to be excited by the results of the drilling program [and] we believe we are just beginning to understand the true potential of this world class deposit, especially given presence of the Porgera mine just seventeen kilometres away.”

The drilling results confirm the cohesive, high-grade nature of mineralization in the North-Western Roscoelite Zone, (NWRZ). These encouraging results have prompted aggressive drilling to test the extension of the NWRZ as Buffalo works on expanding the resource at Mt. Kare as part of the planned pre-feasibility study.

The recent drilling has greatly enhanced the understanding of the nature of mineralization in the NWRZ.  The presence of significant intersections of quartz roscoelite is similar to Porgera’s Zone 7 ore body.

Furthermore, re-interpretation of the geophysical data at Mt. Kare suggests that the NWRZ extends directly north towards a known magnetic anomaly and also continues to the north east and extends along the Porgera Transfer Structure towards Red Hill.   Induced polarisation anomalies displaying high chargeability are known in both areas. As well, Red Hill has an outcropping intrusive with associated brecciation, alteration and artisanal workings. Consequently, Buffalo is testing both targets as part of the on-going drill program to evaluate the northern extensions of the WRZ.

In addition, there are other targets in the immediate environs of the WRZ which the company plans to further drill.  These include:

•

Black Zone – will follow a similar programme as the WRZ.

•

Realgar Zone – effectively the northern extension of the Black Zone

•

C9 Zone – possibly the feeder channel for other known mineralized zones

Table 1. Summary of Mt. Kare Drill Hole Intersections from August 10 to August 28, 2006
Drill Hole No.*	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK06-50	94.0	143.0	49.0	10.4	PENDING
Including	101.0	128.5	27.5	17.2	PENDING
Including	101.0	109.0	8.0	29.2	PENDING
MK06-52	5.4	84.5	79.1	3.0	PENDING
MK06-53	93.0	133.0	40.0	15.3	PENDING
Including	97.0	121.0	24.0	24.0	PENDING
MK06-56**	81.0	107.6	26.6	3.7	PENDING
Including	81.0	103.0	22.0	4.3	PENDING
*Holes are not drilled in numerical or sequential order. **Hole abandoned due to drilling conditions.

True widths from the drill intersections have not yet been estimated as Buffalo’s geological team is completing a reinterpretation of the geology and structure of the Western Roscoelite zone.  All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.  Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Exploration program tests other highly prospective targets.

The mineralization at Porgera and Mt. Kare is associated with a number of magnetic anomalies related to intrusions controlled by major structures. A number of these features can be recognized in the aeromagnetic data covering the Mt. Kare exploration license and have been identified as exploration targets. These include:

•

Lubu Creek – approximately 7 kilometres from Mt. Kare. The Lubu Creek Magnetic anomaly is coincident with alluvial gold. Previous sampling located mineralised float samples with values up to 500 g/t gold.

•

Pinuni Creek – along the Porgera Transfer Structure, a major north-east structure covered by gold bearing colluvium.  There are several magnetic anomalies associated with this structure.

•

Orosa Creek – is a major north-west trending magnetic anomaly with alluvial gold workings.

•

Lower Maratane zone – is likely the southern extension of the SWRZ. A grab sample was collected with 8.9 g/t gold.

Buffalo plans an exploration program in these areas which could include:

•

Further refinement of the remotely sensed data

•

Detailed stream sediment sampling

•

Ridge and spur soil sampling

•

Detailed Geophysics

•

Pitting and trenching

•

Diamond Drilling”

Buffalo has the right to acquire various interests in Madison’s Mt. Kare Property.  To earn 49% interest of Madison’s interest in Mt. Kare, Buffalo must:

1.

Make cash payments totalling $650,000 to Madison by October 1, 2006;

2.

Complete a minimum of 3,000 metres of drilling by August 31, 2006; total meterage to date is 3,882 metres in 36 holes; Buffalo has previously announced that it intends to exceed this minimum and expects to drill between 5,000 and 6,000 metres in 50 to 60 holes;

3.

Complete and deliver a preliminary feasibility study by July 4, 2007 at Buffalo’s sole cost; this work is expected to include a recalculation of the current resource estimate at Mt. Kare using the additional data from the further 5,000 to 6,000 meters of drilling referred to above; as announced above by Buffalo, it will also carry out drilling evaluation of additional priority targets throughout the Mt. Kare Property.

Buffalo has a second option to increase its interest from 49% to 51% by making a further payment of $500,000 to Madison (in cash or shares) by August 15, 2007.

Thereafter Buffalo can elect to either:

1.

Enter into a joint venture for the further development of Mt. Kare on a 51% / 49% basis; or

2.

Acquire a further 14% interest (bringing its interest to 65% of Madison’s interest) by completing (at Buffalo’s sole cost) a bankable feasibility within 18 months of electing to undertake the study.

On delivering a bankable feasibility study, Buffalo can elect to form a 65%/35% joint venture with Madison or acquire the remaining 35% interest by paying Madison (in cash or shares) the value of the Mt. Kare Property as determined by an independent valuator.

In addition, Madison is pleased to report that six reverse circulation drill holes totaling 3,500 feet have been completed to-date of the minimum 22,000- foot drilling program now underway at its Lewis Property in Lander County, Nevada.  The Lewis Property is strategically located within the Battle Mountain Mineral Belt, contiguous with Newmont Mining Corporation’s operating 8-Million Ounce Phoenix-Fortitude gold mine Property.

Madison’s initial holes during this phase of exploration drilling include on-section, step-out holes, both to the west and east of Madison drill hole Mad-32, (0.152 oz/t gold over 45.0 feet and 0.039 oz/t gold over 135.0 feet), located only 300 feet north of Newmont’s Phoenix-Fortitude Property boundary.  Madison plans considerable in-fill and step out drilling, right up to this common boundary.  This drilling should allow for an initial preliminary mineral resource to be calculated.  Previous exploration on the Lewis Property has successfully outlined a geological environment identical to that underlying the contiguous Newmont Phoenix-Fortitude Property, including a direct on-strike extension of the hosting stratigraphy, controlling structures and mineralizing styles.  Previously announced Madison drilling results at the Lewis Property include: 0.512 oz/t gold over 105.0 feet (MAD-5), 0.101 oz/t gold over 225.0 feet (MAD-20), 0.065 oz/t gold over 280.0 feet (MAD-18).

The Lewis Property is being explored by the Phoenix Joint Venture, comprised of Madison, the operator, as to a 60% interest and Great American Minerals, Inc as to a 40% interest.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

     “Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY USES CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000-29250. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.